4 March 2013

Mr J B Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington DC 20549

BY EMAIL

Dear Mr Rosenberg,

Novogen Limited Form 20-F Year ended 30 June 2012

Filed October 29, 2012

File No. 000-29962

We refer to your letter dated February 14, 2013. Your comment states:

“We note the audit report of Grant Thornton Audit Pty Ltd references the report of the prior auditor for the financial statements as of June 30, 2011 and for each of the years in the two-year period ended June 30, 2011. Please amend your filing to include the audit report as required by Rule 2-05 of Regulation S-X.”

We have discussed your letter with our auditors and advise as follows:

The consolidated financial statements of the Company as of June 30, 2011 and for each of the years in the two-year period ended June 30, 2011 were audited by BMS Audit (NSW-VIC) Pty Limited formerly BDO Audit (NSW-VIC) Pty Limited. Grant Thornton acquired the partners and staff of such firm and its clients. Grant Thornton also has access to and owns the client files of BMS Audit (NSW-VIC) Pty Limited. BMS Audit (NSW-VIC) Pty Limited ceased trading from 1 May 2012. Accordingly, Grant Thornton has effectively taken ownership of the opinion for the two years ended 30 June, 2011, as such we do not believe it is necessary to include the audit report of BMS Audit (NSW-VIC) Pty Limited.

The company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Would you advise if this response is sufficient. If you need further clarification we can obtain the same directly from Grant Thornton.

Yours faithfully,

Professor Graham Kelly

Chairman/CEO